SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 15, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NET REVENUE TOTALS R$2.8 BILLION IN THE 2Q08, 2.9% UP YoY

Brasil Telecom records EBITDA of R$1,131.9 million and Net Income of R$254.4 million in the 2Q08

Brasília, July 15, 2008: Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announce their consolidated results for the second quarter 2008 (2Q08). The Companies’ financial statements are prepared in conformity with generally accepted accounting principles in Brazil and presented in consolidated form and in Brazilian real (R$). Except where stated otherwise, the tables and comments below refer to the consolidated figures of Brasil Telecom Participações S.A.

Highlights

  Consolidated net revenue rose 2.9% year-on-year, reaching R$2,823.3 million in the 2Q08.

  BrT Móvel’s net service revenue totaled R$422.5 million in the quarter, up by 11.0% on the 2Q07. BrT Móvel’s EBITDA stood at R$29.2 million, 462.3% higher than in the same quarter the year before.

  EBITDA stood at R$1,131.9 million in the 2Q08, 16.4% up on the 2Q07. The EBITDA margin came to 40.1%, 4.6 p.p. higher in relation to the 2Q07.

  Consolidated net income totaled R$254.4 million, 74.9% up on the 2Q07.

  Brasil Telecom closed the 2Q08 with 5.0 million mobile users, 33.1% more than in the 2Q07. Gross additions totaled 943,400 in the quarter, a record sales volume in the history of BrT Móvel.

  The number of broadband users came to 1,709,800, 17.6% more than in the 2Q07.

  Lines in service (LIS) totaled 8.1 million, 0.3% down on the 2Q07, but 0.8% up on the 1Q08, marking the second consecutive quarter of growth.

IR CONTACT	CONFERENCE CALLS

Paulo Narcélio (CFO and IRO)	Portuguese	English
Telephone: +55 (61) 3415-1140
E-mail: ri@brasiltelecom.com.br	Date: July 16, 2008 (Wednesday)	Date: July 16, 2008 (Wednesday)
	Time: 10:00 a.m. (Brasília time)	Time: 11:00 a.m. (Brasília time)
	Telephone: +55 (11) 2188-0188	Telephone: +1 973 935-8893
MEDIA CONTACT	Code: Brasil Telecom	Code: 54567370
Telephone: +55 (61) 3415-1822	Link: www.brasiltelecom.com.br/ri	Link: www.brasiltelecom.com.br/ir
E-mail: diretoriadecomunicacao@brasiltelecom.com.br

Brasil Telecom Participações S.A.	Page 1 of 25

OPERATING PERFORMANCE

Client Base

	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

FIXED TELEPHONE PLANT

Lines in Service - LIS (Thousand)	8,129.4	8,036.3	8,104.5	0.8%	-0.3%
Residential	5,470.3	5,435.2	5,477.9	0.8%	0.1%
Non-Residential	1,238.5	1,237.3	1,272.9	2.9%	2.8%
Public Telephones	276.0	280.3	279.7	-0.2%	1.3%
Hybrid Terminals	507.7	412.0	384.2	-6.7%	-24.3%
Other (Including PBX)	636.9	671.5	689.8	2.7%	8.3%
Average LIS (Thousand)	8,204.5	8,035.1	8,070.4	0.4%	-1.6%
Additional LIS (Thousand)	(150.2)	2.4	68.2	N.A.	N.A.

Active Lines (LIS - Blocked Lines)	7,901.5	7,825.6	7,932.4	1.4%	0.4%

BROADBAND

ADSL Users (Thousand)	1,453.4	1,637.3	1,709.8	4.4%	17.6%
Net Additions (Thousand)	69.9	69.5	72.6	4.4%	3.8%

MOBILE TELEPHONY

Clients (Thousand)	3,768.6	4,577.6	5,015.4	9.6%	33.1%
Post-Paid	890.2	829.3	832.5	0.4%	-6.5%
Pre-Paid	2,878.3	3,748.2	4,182.9	11.6%	45.3%
Net Additions (Thousand)	130.5	314.9	437.8	39.0%	235.6%
Post-Paid	(76.7)	(26.4)	3.1	N.A.	N.A.
Pre-Paid	207.2	341.3	434.7	27.4%	109.8%

Wireline

The wireline LIS base had a net addition of 68,200 lines in the 2Q08, reversing the declining trend of this business for the second quarter in a row. The stabilization in the number of lines in service was due to actions such as:

Offer of Bundles: Pluri

These bundles allow clients to integrate broadband, mobile and wireline telephony and include the “Pluri Amigos” (200 minutes of calls from wireline to mobile). Since their launch in March 2008, 94,400 clients have contracted them.

Focus on Total Control Plan

A pre-paid wireline plan focused on the low consumption segment in areas where the service is technically viable. By the end of the 2Q08, 218,200 clients had already joined the Total Control Plan.

Offer of Bundles for Companies: Brasil Total Business

This offer was created to boost the convergence of Brasil Telecom’s products and enhance the product mix by client in the business segment. The sales of the “Brasil Total Business” bundles represent 11% of the total bundle sales. By the end of the 2Q08, 45,000 bundles were sold to the business segment.

Services for the Corporate Market

Growth of 8.3% in the advanced telephony base, with more value-added products such as “DDR” (Direct Call to the Extension) and “PABX Virtual”,

Brasil Telecom Participações S.A.	Page 2 of 25

Mobile Telephony

In the 2Q08, Brasil Telecom surpassed an important milestone: the mobile telephony operation reached more than 5 million users in service. The client base totaled 5,015,400 users in service, up by 33.1% over the 2Q07.

The main factor that led to this growth was the volume of gross additions, totaling 943,400 in the quarter, a record in the history of BrT Móvel. The sales performance is directly related to: (i) the Mother’s Day and Valentine’s Day campaigns, based on the slogan “Pula-Pula is Back”, and (ii) the launch of 3G offers. Additionally, good sales performance in May was corroborated by the numbers disclosed by Anatel, which show that Brasil Telecom was the leader in net additions in Region II, reaching 33% of total net additions in its area of operations.

By the end of the quarter, the mobile client base comprised 832,500 post-paid subscribers (16.6% of BrT Móvel’s clients) and 4,182,900 prepaid subscribers. The year-on-year decline of 6.5% in the post-paid base was chiefly due to the migration of customers from the hybrid plan to the prepaid plan. However, from the 1Q08 to the 2Q08, this trend was reversed as the number of post-paid clients increased in this period.

Broadband

In the 2Q08, Brasil Telecom added 72,600 ADSL users to its base, which totaled1,709,800 at the close of the quarter, up by 17.6% over the close of the 2Q07. ADSL penetration (ADSL/LIS) came to 21.1% in the 2Q08, versus 17.9% in the 2Q07.

Moving forward in the expansion of its broadband network, Brasil Telecom reached 79.9% of the municipalities with ADSL coverage - the highest percentage among the major operators.

In 2008, Brasil Telecom focused on selling speeds of 1 Mbps and over, due to the growing demand for higher speeds among Internet users.

Internet Service Providers

Internet Group, Brasil Telecom’s Internet unit, which comprises the operations of iG, iBest and BrTurbo, is Brazil’s second-largest broadband provider, with 1.3 million clients. Internet Group also has 4 million dial-up clients and is the third-largest national portal in terms of audience, with more than 12.6 million residential visitors each month (source: IBOPE, May 2008).

Brasil Telecom Participações S.A.	Page 3 of 25

New Products

In the beginning of the 2Q08, Brasil Telecom was the first in Brazil to launch the “flat fee” concept, with unlimited use of voice services in mobile telephony, materialized in the “Pula-Pula Máximo” offer.

On April 30, 2008, Brasil Telecom started offering third generation mobile telephony services: “3GMais no Celular”, for cell phones, and “Banda Larga 3GMais no Computador”, for computers, becoming the first telco to offer fixed and mobile broadband in a single bundle. Third generation technology offers higher-quality voice calls as well as services such as video calls (calls with image and sound) and access to high speed Internet from personal computers (desktops and laptops). For the launch of 3GMais no Celular, Brasil Telecom created five offers that combine 4 products fit to suit diverse profiles, and consist of: “Light Bill” plan + data package + SMS messages + video calls, in addition to offering monthly discounts. For Banda Larga 3GMais no Computador, Brasil Telecom launched bundles with speeds of up to 3Mbps and unlimited download.

Brasil Telecom Participações S.A.	Page 4 of 25

ECONOMIC-FINANCIAL PERFORMANCE

REVENUE

Consolidated Operating Gross Revenue

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,972.9	4,036.1	4,179.1	3.5%	5.2%

FIXED TELEPHONY	2,775.3	2,779.0	2,753.7	-0.9%	-0.8%

Local Service	1,634.4	1,588.8	1,613.6	1.6%	-1.3%

Subscription	874.3	891.2	900.1	1.0%	3.0%
Activation	3.7	2.3	3.2	35.9%	-13.3%
Local Traffic	281.1	228.3	238.3	4.4%	-15.2%
VC-1	466.1	463.0	467.3	0.9%	0.3%
Lease of Facilities	0.3	0.3	0.3	2.5%	1.8%
Other	9.1	3.7	4.4	21.3%	-51.1%

Public Telephony	140.4	134.1	120.4	-10.2%	-14.2%

Long Distance Service	727.6	763.6	713.0	-6.6%	-2.0%

Intra-Sector	212.3	206.2	221.3	7.3%	4.2%
Intra-Region	66.2	58.4	67.0	14.8%	1.2%
Inter-Region	61.0	55.1	61.6	11.8%	0.9%
International	11.3	10.0	11.7	17.5%	3.9%
VC-2	190.8	216.8	185.7	-14.4%	-2.7%
Fixed Origin	70.7	74.6	72.8	-2.4%	3.0%
Mobile Origin	120.0	142.2	112.8	-20.7%	-6.0%
VC-3	186.0	217.1	165.7	-23.7%	-10.9%
Fixed Origin	95.6	99.4	81.7	-17.8%	-14.6%
Mobile Origin	90.4	117.7	84.0	-28.7%	-7.1%
Interconnection	82.4	81.4	92.2	13.3%	11.9%

Fixed-Fixed	54.8	51.4	52.4	2.1%	-4.3%
Mobile-Fixed	27.6	30.0	39.8	32.5%	43.9%

Lease of Means	86.0	103.6	105.0	1.3%	22.0%

Supplementary and Value Added Services	95.9	99.5	101.6	2.1%	5.9%

Other	8.6	7.9	8.0	1.2%	-7.2%

MOBILE TELEPHONY	511.5	466.1	526.0	12.9%	2.8%

Services	428.8	426.5	466.8	9.4%	8.9%
Subscription	113.7	97.1	98.4	1.3%	-13.5%
Utilization	128.1	134.7	150.8	12.0%	17.7%
Additional for Calls Received	1.4	1.8	1.4	-19.9%	0.3%
Roaming	4.2	3.6	6.2	71.4%	47.1%
Interconnection	149.4	151.8	172.6	13.7%	15.5%
Other Services	5.7	3.9	1.5	-61.1%	-73.2%
Data Communications	26.2	33.7	35.8	6.5%	36.8%
Merchandise Sales (Handsets and Accessories)	82.7	39.5	59.2	49.8%	-28.4%

DATA COMMUNICATIONS	686.0	791.0	899.4	13.7%	31.1%

Deductions	(1,229.5)	(1,274.1)	(1,355.8)	6.4%	10.3%
% of Gross Revenue	30.9%	31.6%	32.4%	0.9 p.p.	1.5 p.p.

NET REVENUES	2,743.3	2,762.0	2,823.3	2.2%	2.9%

Net Service Revenues	2,694.3	2,733.9	2,783.0	1.8%	3.3%
Net Handsets Revenues	49.1	28.1	40.3	43.3%	-17.9%

Brasil Telecom Participações S.A.	Page 5 of 25

Brasil Telecom’s consolidated gross revenue reached R$4,179.1 million in the 2Q08, 5.2% higher than in the 2Q07, thanks to the increased share of data communication and mobile telephony services in consolidated revenues, as well as to the tariff adjustments of 2.14% in services and 3.29% in VC’s in July last year.

Gross local service revenue totaled R$1,613.6 million in the 2Q08, 1.3% lower than in the 2Q07, chiefly due to the 15.2% decline in local traffic gross revenue due to the reduction of wireline terminals, partially offset by the 3.0% increase in subscription gross revenue. The 12.2% increase in the number of clients in local alternative plans pushed up subscription revenue, but also reduced surplus traffic.

Traffic1

TRAFFIC	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	1,216.9	-	-	N.A.	N.A.

Exceeding Minutes (Million)	499.7	2,433.8	2,624.5	7.8%	N.A.

VC-1 (Million Minutes)	697.8	670.8	685.8	2.2%	-1.7%

Long Distance Minutes (Million)	1,381.7	1,357.5	1,360.4	0.2%	-1.5%

Long Distance	1,061.3	992.3	1,084.6	9.3%	2.2%
VC-2	174.6	207.0	160.6	-22.4%	-8.0%
VC-3	145.8	158.2	115.2	-27.2%	-21.0%

Gross revenue from VC-1 calls stood at R$467.3 million in the 2Q08, practically stable compared to the 2Q07 as a result of the 1.7% dip in this type of traffic, offset by the tariff increase. This traffic fell mainly due to the wireline-mobile migration.

Gross revenue from public telephony stood at R$120.4 million, 14.2% lower than in the 2Q07, since the resellers stocked more phone cards in the 1Q08, which usually happened in the second quarter due to the upcoming tariff adjustment.

Gross revenue from long-distance calls totaled R$713 million, 2.0% down on the 2Q07 due to the decline of 8% and 21% in VC-2 and VC-3 traffic, respectively, in turn resulting from the reduction in the use of value-added products that promote this traffic (the partnership with Big Brother Brasil, for instance). However, it is important to stress the increase in revenue from long-distance traffic originated by wireline terminals (intra-sectorial, intra-regional, inter-regional and international), which rose due to the tariff increase and the 1.5 p.p. and 8.0 p.p. increase in the market share of inter-regional and international traffic, respectively.

Market Share of Long-Distance Traffic – Quarterly Average2

Interconnection revenue stood at R$92.2 million, 11.9% higher than the R$82.4 million recorded in the 2Q07 despite the 18.3% decline in average TU-RL in 2007. This increase was due to the rise in the total number of mobile phones operating in the region.

_________________________________________________
1 In the 3Q07 the tariff system migrated from pulses to minutes for 100% of the clients.
2 The shares of long-distance traffic refer only to the traffic originated in Brasil Telecom’s wireline network in its concession area (Region II of the General Concession Plan).

Brasil Telecom Participações S.A.	Page 6 of 25

Revenue from Data Communication3 and Mobile Telephony

In the 2Q08, gross revenue from data communications after discounts totaled R$745.6 million, up by 11.1% on the 2Q07, chiefly due to the 16.4% increase in ADSL revenue after discounts on account of the expansion of the client base and the migration to higher-speed plans.

In the 2Q08, consolidated gross revenue from mobile telephony stood at R$526.0 million, R$59.2 million of which came from the sale of handsets and accessories.

Consolidated gross revenue from mobile services totaled R$466.8 million, 8.9% higher than in the 2Q07, due to the 17.7% upturn in utilization revenue and the growth of 36.8% in data communication revenue as a result of the client base expansion, despite the 13.5% decline in mobile subscription revenue chiefly due to restructuring of the mobile plans (lower subscription and reduction of discounts).

Brasil Telecom’s consolidated net revenue climbed by 2.9% compared to the 2Q07 reflecting the 5.2% increase in consolidated gross revenue, offset by the 10.3% upturn in deductions. Deductions rose on account of the unconditional discounts on ADSL revenue, which in the 2Q07 were deducted from the consolidated gross revenue.

Wireline ARPU (excluding data communications) reached R$76.8, 1.4% down on the 2Q07 due to growing adherence to more economical alternative plans, such as Total Control.

ADSL ARPU came to R$48.6, virtually in line with the R$49.0 recorded in the 2Q07.

Mobile telephony ARPU amounted to R$29.23, down by 13.5% year-on-year, chiefly due to the increase in the number of pre-paid users.

Mobile ARPU

R$ Thousand	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

(+) Gross Revenues	609.1	576.7	627.2	8.7%	3.0%
(-) Handsets	(82.7)	(39.5)	(59.2)	49.8%	-28.4%
Gross Service Revenues	526.4	537.2	567.9	5.7%	7.9%
(-) Taxes and Deductions	(145.9)	(139.2)	(145.5)	4.5%	-0.3%
Net Service Revenues	380.5	398.0	422.5	6.2%	11.0%
Mobile-Mobile Interconnection Fee (Full Bill)	107.6	-	-	-	N.A.
Other Net Service Revenues	272.9	398.0	422.5	6.2%	54.8%
(-) Roaming	(1.8)	(1.0)	(2.1)	108.7%	16.6%
Net Quarterly Revenues	378.7	397.0	420.3	5.9%	11.0%

Net Monthly Revenues	126.2	132.3	140.1	5.9%	11.0%
Average Number of Clients	3,736.1	4,439.6	4,793.2	8.0%	28.3%

ARPU (R$)	33.79	29.80	29.23	-1.9%	-13.5%
Post-Paid ARPU (R$)	49.77	54.52	56.80	4.2%	14.1%
Pre-Paid ARPU (R$)	28.28	24.07	23.50	-2.4%	-16.9%

_______________________________________________
3 For comparative purposes, consolidated revenue from data communications is presented after discounts.

Brasil Telecom Participações S.A.	Page 7 of 25

COSTS AND EXPENSES

Consolidated Operating Costs and Expenses

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

OPERATING COSTS AND EXPENSES	(2,397.3)	(2,397.6)	(2,221.7)	-7.3%	-7.3%

Personnel	(156.2)	(216.7)	(219.0)	1.0%	40.2%
Materials	(101.7)	(75.4)	(98.7)	30.8%	-3.0%
Subcontracted Services	(562.4)	(540.9)	(534.4)	-1.2%	-5.0%
Interconnection	(570.4)	(563.6)	(554.8)	-1.6%	-2.7%
Advertising and Marketing	(35.6)	(42.4)	(40.3)	-5.0%	13.3%
Provisions and Losses	(271.6)	(279.1)	(238.0)	-14.7%	-12.4%
Other	(72.7)	(133.0)	(6.3)	-95.3%	-91.4%
Depreciation and Amortization	(626.6)	(546.4)	(530.2)	-3.0%	-15.4%

Operating Costs and Expenses Breakdown4

Brasil Telecom’s consolidated costs and expenses totaled R$2,221.7 million in the 2Q08, 7.3% down on the 2Q07, chiefly due to the decline of: R$96.4 million in depreciation and amortization, R$33.6 million in provisions and losses, R$28.0 million in third-party services and R$66.4 million in other expenses, partially offset by an upturn of R$62.8 million in personnel costs and expenses. Excluding the non-recurring items, operating costs and expenses would have remained virtually flat in the 2Q08 compared to the 2Q07, while gross revenue rose by 5.2% in the same period.

At the close of the 2Q08, the Brasil Telecom group had 17,828 employees, 203.8% more than in the 2Q07, chiefly due to the internalization of Brasil Telecom’s call center in December 2007 and Internet Group’s call center (IG - Brasil Telecom’s Internet arm) in the 2Q08. Therefore, in the 2Q08, personnel costs and expenses amounted to R$219.0 million, up by 40.2% on the 2Q07.

Personnel

EMPLOYEES	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

# of Employees - Call Center	-	10,824	12,019	11.0%	N.A.
# of Employees - Fixed Telephony	5,258	5,125	5,175	1.0%	-1.6%
# of Employees - Mobile Telephony	610	629	634	0.8%	3.9%

Material costs and expenses came to R$98.7 million, down by 3.0% on the 2Q07, due to the reduction in the cost of goods sold despite the increase in the number of handsets sold.

Third-party costs and expenses, excluding interconnection, advertising and marketing, totaled R$ 534.4 million, 5.0% down on the 2Q07, chiefly due to the reduction of R$68.2 million in the call center line after the internalization in late 2007. This decline was partially offset by the increase of R$22.3 million in legal services, R$5.2 million in collection services and R$4.5 million in transport and communications.

_________________________________________________
4 Excluding Depreciation and Amortization

Brasil Telecom Participações S.A.	Page 8 of 25

Advertising and marketing expenses totaled R$40.3 million in the 2Q08, 13.3% higher than in the 2Q07, due to the a higher number of campaigns to launch new products such as 3GMais and Pluri, as well as more aggressive Mother’s Day and Valentine’s Day campaigns.

In the 2Q08, provisions for contingencies totaled R$141.5 million, R$17.7 million lower than in the 2Q07, basically due to the reappraisal of tax, civil and labor contingences.

The ratio between losses on accounts receivable and gross revenue reached 2.3%, totaling R$96.5 million, 0.5 p.p. down on 2.8% registered on the 2Q07, chiefly due to (i) recovery of the amounts provisioned for in the 1Q08 due to the postponing of maturity of bills in previous periods, and (ii) greater efficiency of collection processes, especially for the amounts owed by clients in the mobile retail, corporate and government wireline segments.

Consolidated Accounts Receivable

	2Q07	1Q08	2Q08

Total (R$ Millions)	2,534.0	2,631.2	2,646.5

Due	64.0%	65.1%	69.8%
Overdue (up to 30 days)	15.6%	15.3%	13.4%
Overdue (between 31-60 days)	4.8%	5.2%	4.7%
Overdue (between 61-90 days)	3.1%	3.2%	2.7%
Overdue (more than 90 days)	12.5%	11.2%	9.4%

Depreciation and amortization costs totaled R$530.2 million, 15.4% down on the 2Q07, due to the increase in fully depreciated items.

Other operating costs and expenses stood at R$6.3 million in the 2Q08, 91.4% down on the 2Q07, due to the R$175.7 million received from Telemar Norte Leste S.A. pursuant to the “Public Instrument of Transaction, Renunciation, and Settlement” (“Agreement for the Settlement of Legal Disputes”), as per the Material Fact disclosed on April 25, 2008. This amount was partially offset by the negative variation of: (i) R$6.2 million chiefly due to the reversion of provisions related to the adjustment of the value of goods in stock to market value, which occurred in the 2Q07; (ii) R$27.5 million due to the reversion of provisions in the 2Q07 related to the re-evaluation of the pension funds’ asset portfolio; (iii) R$14.5 million related to the recovery of the PIS and COFINS taxes in the 2Q07; and (iv) R$24.2 million as a consequence of taxes on values received pursuant to the Agreement for the Settlement of Legal Disputes.

EBITDA

Brasil Telecom’s consolidated EBITDA totaled R$1,131.9 million in the 2Q08, versus R$972.7 million in the 2Q07. The consolidated EBITDA margin stood at 40.1%, versus 35.5% in the 2Q07.

BrT Móvel’s quarterly EBITDA stood at R$29.2 million, 462.3% up on the 2Q07. It was accompanied by an EBITDA margin of 6.3%, 5.1 p.p wider.

Excluding non-recurring items, the consolidated EBITDA margin would have come to 35.0% and consolidated EBITDA would have totaled R$987.0 million, as shown in the table below:

Brasil Telecom Participações S.A.	Page 9 of 25

Recurring EBITDA

R$ Million	2Q07	2Q08

EBITDA	972.7	1,131.9
NON RECURRING ITEMS	20.7	144.9
Adjustment of inventorie to market value	6.2
Recapturing PIS and COFINS taxes	14.5
Litigations Settlements Agreement		175.7
Litigations Settlements Agreement Taxes		(16.3)
Respective Legal Advice		(14.5)
RECURRING EBITDA	952.0	987.0

FINANCIAL RESULT

Consolidated Financial Result

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

Financial Revenue	144.0	218.7	167.9	-23.2%	16.6%
Local Currency	141.8	216.7	161.3	-25.6%	13.7%
Foreign Currency	2.2	2.0	6.7	230.1%	208.3%
Financial Expenses	(160.6)	(194.3)	(187.6)	-3.5%	16.8%
Local Currency	(143.1)	(166.8)	(185.3)	11.1%	29.6%
Foreign Currency	(17.5)	(27.5)	(2.2)	-91.9%	-87.2%
Interest on Equity	-	(267.2)	-	N.A.	N.A.

Financial Result	(16.6)	(242.8)	(19.6)	-91.9%	18.3%

NON-OPERATING RESULT

Non-operating result was an expense of R$8.3 million, R$ 11.0 million down on the 2Q07, chiefly due to the reduction of R$44.2 million related to the conclusion of the ownership restructuring process in the Internet Group, which was partially offset by the gain of R$30.9 million from the sale of investments evaluated at their FINAM (Amazon Investment Fund) and FINOR (Northeast Investments Fund) certificate acquisition cost.

NET INCOME

Brasil Telecom’s net income stood at R$254.4 million in the 2Q08, equivalent to R$0.7019 per share, while net earnings per ADR came to US$2.2047. In the 2Q07 net income totaled R$145.5 million, equivalent to R$0.4013 per share, while earnings per ADR stood at US$1.0417.

Brasil Telecom Participações S.A.	Page 10 of 25

INDEBTEDNESS

At the end of the quarter, Brasil Telecom's consolidated net debt totaled R$1,156.7 million, 8.2% lower than in the same period the year before, chiefly due to the amortizations occurred in the period, the appreciation of the Brazilian Real, which reduced foreign-currency debt, and the cash flow. At the end of the 2Q08, debt linked to the exchange rate variation, excluding hedge adjustments, totaled R$620.4 million. On June 30, 2008, 52.2% of the debt linked to exchange rate variation was hedged, leading to a total debt exposure of only 7.7%.

Indebtedness

Debt (R$ Million)	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

Short Term	782.6	514.2	521.4	1.4%	-33.4%
In R$	514.1	284.0	279.8	-1.5%	-45.6%
In Foreign Currency	95.5	89.0	87.2	-2.1%	-8.8%
In Currency Basket	48.2	28.5	26.1	-8.4%	-45.8%
Hedge Adjustment	124.8	112.7	128.3	13.9%	2.8%
Long Term	3,520.3	3,830.1	3,715.1	-3.0%	5.5%
In R$	2,508.2	3,043.5	2,964.9	-2.6%	18.2%
In Foreign Currency	612.0	514.6	459.9	-10.6%	-24.9%
In Currency Basket	86.5	58.5	47.2	-19.3%	-45.4%
Hedge Adjustment	313.5	213.5	243.1	13.9%	-22.5%
Total Debt	4,302.9	4,344.3	4,236.5	-2.5%	-1.5%
(-) Cash	2,842.1	3,090.0	2,381.3	-22.9%	-16.2%
(-) Temporary Investments	200.8	685.9	698.5	1.8%	248.0%
(-) Governament Title	-	54.9	-	N.A.	N.A.
Net Debt	1,260.0	513.5	1,156.7	125.3%	-8.2%

Long Term Debt Amortization Schedule

Maturity	2009	2010	2011	2012	2013	2014	> 2015

% Long Term Debt	9.8%	19.6%	21.4%	17.6%	17.7%	12.1%	1.8%

CAPEX

CAPEX totaled R$812.4 million in the 2Q08, R$255.6 million of which was invested in wireline, including voice, data and IT, as well as regulatory issues, and R$556.9 million in mobile telephony. CAPEX increased by 168.5% year-on-year, chiefly due to the acquisition of the 3G license and the implementation of the new network.

Brasil Telecom Participações S.A.	Page 11 of 25

Investment Breakdown

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

FIXED LINE TELEPHONY	257.3	150.5	255.6	69.9%	-0.7%
Network Expansion	109.3	64.6	88.9	37.6%	-18.7%
Network Operation	54.0	46.9	66.1	40.9%	22.6%
Public Telephony	0.6	0.5	4.4	705.5%	665.2%
Information Technology	30.2	3.8	16.6	338.3%	-45.0%
Others	63.3	34.6	79.6	129.9%	25.8%

MOBILE TELEPHONY	45.2	9.4	556.9	5824.7%	1130.8%

TOTAL INVESTMENT	302.6	159.9	812.4	408.2%	168.5%

CASH FLOW CONCILIATION	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

Variation of Economic and Financial Investment	24.8	145.5	(519.7)	N.A.	N.A.

INVESTMENT CASH FLOW	327.4	305.4	292.7	-4.1%	-10.6%

STOCK MARKET

Stock Market Performance

Stock Performance	Closing Price as of	Performance
	6/30/2008	In 2Q08	In 12 Months	In 24 Months

BrT Operating Company
Common Shares (BRTP3) (in R$/shares)	53.00	7.4%	-1.7%	85.6%
Preferred Shares (BRTP4) (in R$/shares)	23.61	0.6%	-0.1%	67.0%
ADR (BRP) (in US$/ADR)	73.37	12.1%	21.4%	125.3%
Market Capitalization BRP (Million)	12,454	4.3%	-1.0%	77.0%

BrT Holding Company
Common Shares (BRTO3) (in R$/shares)	48.00	20.0%	41.2%	104.9%
Preferred Shares (BRTO4) (in R$/shares)	17.28	-10.5%	22.6%	92.9%
ADR (BTM) (in US$/ADR)	31.95	-2.6%	47.8%	158.1%
Market Capitalization BTM (Million)	17,126	8.9%	35.0%	101.1%

Indexes
IBOVESPA (points)	65,018	6.6%	19.5%	77.5%
ITEL (points)	1,254	-4.9%	0.7%	50.6%
IGC (points)	6,365	4.1%	0.4%	56.0%
Dow Jones (points)	11,350	-7.4%	-15.4%	1.8%

Theoretical Portfolio Weighting – May / August

	Ibovespa	Itel	IGC

BrT Hold.
BRTP3	0.340%	7.314%	0.379%
BRTP4	0.733%	12.686%	0.658%

BrT Oper.
BRTO3	***	***	0.012%
BRTO4	0.761%	8.339%	0.387%

OWNERSHIP BREAKDOWN

Ownership Breakdown– Brasil Telecom Participações S.A.

Jun/08	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,907,150	51.41%	-	0.00%	68,907,150	18.93%
Copart 1 Participações	-	0.00%	55,819,400	24.28%	55,819,400	15.34%
ADR Free Float	-	0.00%	95,792,745	41.66%	95,792,745	26.32%
Treasury	1,480,800	1.10%	-	0.00%	1,480,800	0.41%
Free Float in Bovespa	63,643,738	47.48%	78,325,380	34.06%	141,969,118	39.01%

Total	134,031,688	100.00%	229,937,525	100.00%	363,969,213	100.00%

Brasil Telecom Participações S.A.	Page 12 of 25

Ownership Breakdown– Brasil Telecom S.A.

Jun/08	Common Shares	%	Preferred Shares	%	Total Shares	%

Brasil Telecom Participações	247,317,180	99.09%	120,911,021	38.83%	368,228,201	65.64%
Copart 2 Participações		0.00%	45,590,300	14.64%	45,590,300	8.13%
ADR Free Float	-	0.00%	32,166,963	10.33%	32,166,963	5.73%
Treasury	-	0.00%	13,516,016	4.34%	13,516,016	2.41%
Free Float at Bovespa	2,279,869	0.91%	99,168,940	31.85%	101,448,809	18.09%

Total	249,597,049	100.00%	311,353,240	100.00%	560,950,289	100.00%

Tele Norte Leste Participações and its subsidiary, Telemar Norte Leste S.A., acquired 24.28% of the preferred shares issued by Brasil Telecom Participações S.A. through their indirect subsidiary, Copart 1 Participações S.A., and 14.64% of the preferred shares issued by Brasil Telecom S.A. through their indirect subsidiary, Copart 2 Participações S.A.

On June 19, 2008, the Company published Tender Offer Notices for the Acquisition of Preferred Shares of Brasil Telecom Participações S.A. and Brasil Telecom S.A., for, and on behalf of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., through Copart 1 Participações S.A. and Copart 2 Participações S.A.. The full text of the Public notice is available at www.brasiltelecom.com.br/ir.

LAW 11,638/07

Law 11,638/07 established several amendments about the accounting issues and the preparation of accounting statements in Brazil, in order to align them to the International Financial Reporting Standards (IFRS). The main amendments introduced by this Law are enforceable as of 2008 and refer to the:

  Substitution of the Statement of Origin and Allocation of Resources (DOAR -Demonstração das Origens e Aplicações de Recursos) by the Cash Flow Statement (DFC - Demonstração de Fluxos de Caixa);
  Obligation to prepare the Value-Added Statement (DVA - Demonstração do Valor Adicionado);
  Possibility of including tax accounting in commercial bookkeeping, and segregation of commercial and tax statements;
  Creation of the subgroup Asset Appraisal Adjustment in shareholders’ equity and the group “Intangible items” in permanent assets;
  Standardization of the criteria for the evaluation and classification of financial instruments, including derivatives;
  Adjustment to present value (AVP) for long-term asset and liability transactions and relevant short-term transactions;
  Booking of the assets from commercial lease transactions in the fixed asset column;
  Obligation to evaluate the level of recovery of fixed assets;
  Amendment of the parameters for valuation for subsidiaries according to the equity method;
  Possibility of creating a Tax Benefit Reserve;
  Obligation to book assets at market value in case of incorporation, mergers or spin-offs that involve changes in control; and
  Elimination of the Revaluation Reserve.

Due to the disclosure of the accounting effects of the adaptation to Law 11638/07, the values to be paid related to the authorizations for exploitation of the 3G network were adjusted to present value. The effects on the financial statements of Brasil Telecom refer to the application of the items regulated by Law 11,638/07 result from:

Brasil Telecom Participações S.A.	Page 13 of 25

i. Commercial lease agreements, whose leased assets should be booked in line with international accounting standards; and

ii.Remuneration in the form of shares for managers and employees.

Effects of Law 11,638/07

Shareholders' Equity (R$ Millions)	6/30/2008	3/31/2008

Law 6,404/76 Presentation	5,605.3	5,307.8
Adaptation Effects	(14.1)	(11.3)
Pro Forma - Law 11,638/07	5,591.2	5,296.6

Period Net Income (R$ Millions)	6/30/2008	3/31/2008

Law 6,404/76 Presentation	516.5	248.3
Adaptation Effects	(4.2)	(1.4)
Pro Forma - Law 11,638/07	512.3	246.9

Brasil Telecom already segregates intangible items in permanent assets and publishes DFC and DVA, the latter accompanying annual accounting statements. The other changes in Law 11,638/07 and CVM Instruction 469/08 have already been adopted or are not applicable to the Company.

LAUNCH OF THE IR WEBSITE FOR MOBILE PHONES

Brasil Telecom launched the mobile version of the IR website, which allows clients and investors to access share prices and the news about Brasil Telecom with mobility and versatility. Click on the link: mobile.brasiltelecom.com.br/ir.

Brasil Telecom Participações S.A.	Page 14 of 25

ATTACHMENTS

Operating Data

	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

FIXED LINE PLANT

Lines Installed (Thousand)	10,375.2	10,380.1	10,393.7	0.1%	0.2%
Additional Lines Installed (Thousand)	(13.3)	3.6	13.6	278.5%	N.A.

Lines in Service - LIS (Thousand)	8,129.4	8,036.3	8,104.5	0.8%	-0.3%
Additional LIS (Thousand)	(150.2)	2.4	68.2	N.A	N.A.

Active Lines (LIS - Blocked Lines)	7,901.5	7,825.6	7,932.4	1.4%	0.4%

Blocked Lines	227.9	210.7	172.1	-18.3%	-24.5%

Average LIS (Thousand)	8,204.5	8,035.1	8,070.4	0.4%	-1.6%

LIS/100 Inhabitants	18.4	18.2	18.4	0.8%	-0.3%
Public Telephones/1,000 Inhabitants	6.3	6.3	6.3	-0.2%	1.3%
Public Phones/100 Lines Installed	2.7	2.7	2.7	-0.4%	1.1%

Utilization Rate	78.4%	77.4%	78.0%	0.6 p.p.	-0.4 p.p.

Alternative Plans
Alternative Local Plans (thousand)	3,331.7	3,603.8	3,736.5	3.7%	12.2%
Alternative Long Distance Plans (thousand)	682.7	845.1	871.1	3.1%	27.6%

Single Bill Plan	1,286.9	1,751.8	1,923.5	9.8%	49.5%

Indicators - Traffic
Pulsos Excedentes/LMES/Mês	49.4	0.0	0.0	N.A.	N.A.
Minutos Excedentes/LMES/Mês	20.3	101.0	108.4	7.4%	N.A.
Minutos LDN/LMES/Mês	56.1	56.3	56.2	-0.2%	0.1%
Minutos Fixo-Móvel/LMES/Mês	41.4	43.0	39.7	-7.6%	-4.0%

Market Share- Long Distance
Intra-sector	90.5%	89.7%	89.8%	0.0 p.p.	-0.8 p.p.
Intra-region	86.0%	84.6%	85.0%	0.4 p.p.	-1.0 p.p.
Inter-region	63.7%	64.3%	65.2%	0.9 p.p.	1.5 p.p.
International	36.0%	38.8%	44.0%	5.2 p.p.	8.0 p.p.

ARPU - Fixed Telephony	77.86	78.89	76.84	-2.6%	-1.3%

BROADBAND

ADSL Users (Thousand)	1,453.4	1,637.3	1,709.8	4.4%	17.6%
Net Additions (Thousand)	69.9	69.5	72.6	4.4%	3.8%

ADSL ARPU	49.0	46.7	48.6	3.9%	-0.9%

MOBILE TELEPHONY

Clients (Thousand)	3,768.6	4,577.6	5,015.4	9.6%	33.1%
Post-Paid	890.2	829.3	832.5	0.4%	-6.5%
Pre-Paid	2,878.3	3,748.2	4,182.9	11.6%	45.3%

Net Additions (Thousand)	130.5	314.9	437.8	39.0%	235.6%
Post-Paid	(76.7)	(26.4)	3.1	N.A.	N.A.
Pre-Paid	207.2	341.3	434.7	27.4%	109.8%

Gross Additions (Thousand)	623.5	668.9	943.4	41.0%	51.3%
Post-Paid	98.6	75.1	96.7	28.8%	-1.9%
Pre-Paid	524.9	593.8	846.7	42.6%	61.3%

Cancellations (Thousand)	493.0	354.0	505.6	42.8%	2.5%
Post-Paid	175.3	101.5	93.6	-7.8%	-46.6%
Pre-Paid	317.7	252.5	412.0	63.2%	29.7%

Annualized Churn	53.3%	32.0%	42.2%	31.6%	-20.8%
Post-Paid	75.5%	48.2%	45.1%	-6.5%	-40.3%
Pre-Paid	45.8%	28.2%	41.6%	47.2%	-9.3%

SAC (R$)	89.7	77.6	77.4	-0.3%	-13.7%
Mobile Telephony ARPU	33.8	29.8	29.2	-1.9%	-13.5%
Served Localities	830	873	873	0.0%	5.2%
% of Population Covered	87%	88%	88%	0.8 p.p.	0.9 p.p.
Base Stations	2,434	2,645	3,481	31.6%	43.0%
Switches	10	11	11	0.0%	10.0%

Brasil Telecom Participações S.A.	Page 15 of 25

Consolidated Income Statement – Brasil Telecom Participações S.A.

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,972.9	4,036.1	4,179.1	3.5%	5.2%

FIXED TELEPHONY	2,775.3	2,779.0	2,753.7	-0.9%	-0.8%
Local Service	1,634.4	1,588.8	1,613.6	1.6%	-1.3%
Public Telephony	140.4	134.1	120.4	-10.2%	-14.2%
Long Distance Service	727.6	763.6	713.0	-6.6%	-2.0%
Interconnection	82.4	81.4	92.2	13.3%	11.9%
Lease of Means	86.0	103.6	105.0	1.3%	22.0%
Supplementary and Value Added Services	95.9	99.5	101.6	2.1%	5.9%
Other	8.6	7.9	8.0	1.2%	-7.2%
MOBILE TELEPHONY	511.5	466.1	526.0	12.9%	2.8%
Services	428.8	426.5	466.8	9.4%	8.9%
Merchandise Sales (Handsets and Accessories)	82.7	39.5	59.2	49.8%	-28.4%
DATA COMMUNICATIONS	686.0	791.0	899.4	13.7%	31.1%

Deductions	(1,229.5)	(1,274.1)	(1,355.8)	6.4%	10.3%
NET REVENUES	2,743.3	2,762.0	2,823.3	2.2%	2.9%

OPERATING COSTS AND EXPENSES	(1,770.7)	(1,851.2)	(1,691.4)	-8.6%	-4.5%
Personnel	(156.2)	(216.7)	(219.0)	1.0%	40.2%
Materials	(101.7)	(75.4)	(98.7)	30.8%	-3.0%
Subcontracted Services	(562.4)	(540.9)	(534.4)	-1.2%	-5.0%
Interconnection	(570.4)	(563.6)	(554.8)	-1.6%	-2.7%
Advertising and Marketing	(35.6)	(42.4)	(40.3)	-5.0%	13.3%
Provisions and Losses	(271.6)	(279.1)	(238.0)	-14.7%	-12.4%
Other	(72.7)	(133.0)	(6.3)	-95.3%	-91.4%

EBITDA	972.7	910.7	1,131.9	24.3%	16.4%
EBITDA Margin	35.5%	33.0%	40.1%	7.1 p.p.	4.6 p.p.
Depreciation and Amortization	(626.6)	(546.4)	(530.2)	-3.0%	-15.4%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	346.1	364.4	601.7	65.1%	73.9%

Financial Result	(16.6)	(242.8)	(19.6)	-91.9%	18.3%
Financial Revenues	144.0	218.7	167.9	-23.2%	16.6%
Financial Expenses	(160.6)	(194.3)	(187.6)	-3.5%	16.8%
Interest on Equity	-	(267.2)	-	N.A.	N.A.

EARNINGS AFTER FINANCIAL RESULT	329.5	121.5	582.0	378.9%	76.7%

Non-Operating Revenues (Expenses)	2.7	17.0	(8.3)	N.A.	N.A.
Goodwill Amortization	(0.0)	-	-	N.A.	N.A.
Other	2.7	17.0	(8.3)	N.A.	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	332.1	138.6	573.8	314.1%	72.8%

Income and Social Contribution Taxes	(129.0)	(52.4)	(214.1)	308.9%	66.0%

EARNINGS BEFORE PROFIT SHARING	203.2	86.2	359.7	317.2%	77.0%

Minority Interest	(57.7)	(105.1)	(105.2)	0.1%	82.3%

EARNINGS BEFORE REVERSION OF INTEREST ON EQUITY	145.5	(18.9)	254.4	N.A.	74.9%

Reversion of Interest on Equity	-	267.2	-	N.A.	N.A.

NET INCOME	145.5	248.3	254.4	2.5%	74.9%

Net Income/shares - R$	0.4013	0.6850	0.7019	2.5%	74.9%
Net Income/ADR - US$	1.0417	1.9582	2.2047	12.6%	111.7%

Brasil Telecom Participações S.A.	Page 16 of 25

Consolidated Costs and Expenses – Brasil Telecom Participações S.A.

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,972.9	4,036.1	4,179.1	3.5%	5.2%

Deductions	(1,229.5)	(1,274.1)	(1,355.8)	6.4%	10.3%
NET REVENUES	2,743.3	2,762.0	2,823.3	2.2%	2.9%

Costs	(1,601.8)	(1,555.7)	(1,545.6)	-0.6%	-3.5%

Personnel	(41.8)	(93.2)	(89.7)	-3.7%	114.6%
Materials	(89.5)	(63.4)	(78.2)	23.3%	-12.7%
Subcontracted Services	(802.0)	(801.9)	(796.7)	-0.7%	-0.7%
Interconnection	(570.4)	(563.6)	(554.8)	-1.6%	-2.7%
Other	(231.6)	(238.3)	(241.9)	1.5%	4.5%
Depreciation and Amortization	(521.4)	(444.4)	(428.9)	-3.5%	-17.8%
Other	(147.1)	(152.9)	(152.3)	-0.4%	3.5%

GROSS PROFIT	1,141.5	1,206.2	1,277.7	5.9%	11.9%

Sales Expenses	(275.3)	(245.1)	(228.0)	-7.0%	-17.2%

Personnel	(61.6)	(62.0)	(63.7)	2.8%	3.4%
Materials	(11.3)	(11.3)	(19.4)	71.0%	70.9%
Subcontracted Services	(179.8)	(144.5)	(117.1)	-19.0%	-34.9%
Advertising and Marketing	(35.6)	(42.4)	(40.3)	-5.0%	13.3%
Other	(144.2)	(102.1)	(76.8)	-24.8%	-46.7%
Depreciation and Amortization	(4.7)	(4.6)	(4.7)	1.6%	-0.8%
Other	(17.9)	(22.7)	(23.1)	1.9%	29.0%

General and Administrative Expenses	(207.0)	(226.9)	(250.9)	10.6%	21.2%

Personnel	(46.8)	(54.0)	(58.6)	8.5%	25.3%
Materials	(0.6)	(0.5)	(0.9)	59.9%	48.1%
Subcontracted Services	(149.6)	(160.2)	(179.8)	12.3%	20.2%
Depreciation and Amortization	(6.3)	(7.2)	(7.1)	-2.4%	12.0%
Other	(3.7)	(5.0)	(4.6)	-8.6%	22.8%

Information Technology	(128.0)	(128.6)	(119.5)	-7.1%	-6.7%

Personnel	(6.0)	(7.6)	(7.0)	-7.8%	16.4%
Materials	(0.3)	(0.2)	(0.3)	52.2%	10.1%
Subcontracted Services	(37.1)	(40.3)	(35.9)	-11.0%	-3.2%
Depreciation and Amortization	(75.6)	(70.7)	(67.5)	-4.5%	-10.7%
Other	(9.1)	(9.7)	(8.8)	-10.0%	-3.3%

Provisions and Losses	(271.6)	(279.1)	(238.0)	-14.7%	-12.4%

Doubtful Accounts	(112.5)	(119.8)	(96.5)	-19.5%	-14.2%
Contingencies	(159.2)	(159.3)	(141.5)	-11.2%	-11.1%

Other Operating Revenues (Exp.)	86.5	37.9	160.3	323.4%	85.3%

Goodwill Amortization	(18.6)	(19.4)	(22.1)	13.8%	19.0%
Other	105.1	57.3	182.4	218.4%	73.6%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	346.1	364.4	601.7	65.1%	73.9%

Brasil Telecom Participações S.A.	Page 17 of 25

Consolidated Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Jun/07	Mar/07	Jun/08

CURRENT ASSETS	6,781.7	7,829.8	7,339.7

Cash, Bank Accounts and High-liquid Investments	2,842.1	3,090.0	2,381.3
Temporary Investments	200.8	685.9	698.5
Governament Title	-	54.9	-
Accounts Receivables (Net)	2,144.2	2,221.2	2,249.4
Deferred and Recoverable Taxes	1,111.5	1,090.1	1,264.4
Other Recoverable Amounts	328.6	523.9	587.3
Inventory	36.7	37.9	52.7
Contractual Retentions	-	-	-
Other	117.8	126.0	106.1

LONG TERM ASSETS	2,285.1	3,204.0	3,626.3

Loans and Financing	6.9	6.0	5.8
Deferred and Recoverable Taxes	1,597.2	1,802.9	1,887.4
Other	681.1	1,395.1	1,733.1

PERMANENT ASSETS	7,339.8	6,629.1	6,887.4

Investment (Net)	292.7	172.8	131.4
Property, Plant and Equipment (Net)	5,860.6	5,304.7	5,246.3
Property, Plant and Equipment (Gross)	26,309.6	27,008.4	27,305.7
Accumulated Depreciation	(20,449.0)	(21,703.7)	(22,059.4)
Intangible (Net)	1,073.5	1,049.5	1,429.2
Property, Plant and Equipment (Gross)	2,430.9	2,653.9	3,135.6
Accumulated Depreciation	(1,357.4)	(1,604.4)	(1,706.4)
Deferred Assets (Net)	112.9	102.2	80.5

TOTAL ASSETS	16,406.6	17,663.0	17,853.4

CURRENT LIABILITIES	4,068.3	4,865.4	4,671.2

Loans and Financing	782.6	514.2	521.4
Suppliers	1,293.4	1,376.4	1,409.5
Taxes and Contributions	1,005.1	898.5	1,062.1
Dividends Payable	365.4	1,248.0	338.3
Provisions	191.6	257.6	311.9
Salaries and Benefits	129.1	120.1	161.6
Consignment for Third Parties	108.1	145.0	126.9
Authorization for Services Exploration	71.9	100.0	522.2
Other	121.0	205.7	217.2

LONG TERM LIABILITIES	5,074.4	5,637.8	5,613.6

Loans and Financing	3,520.3	3,830.1	3,715.1
Provisions	1,141.4	1,293.0	1,296.5
Taxes and Contributions	87.0	217.9	249.5
Authorization for Services Exploration	221.7	183.3	184.6
Other	104.0	113.5	167.9

DEFERRED INCOME	-	-	-

MINORITY INTEREST	1,858.5	1,851.9	1,963.4

SHAREHOLDERS' EQUITY	5,405.3	5,307.8	5,605.3

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	306.3	266.0	266.0
Retained Earnings	2,214.4	2,157.3	2,454.7
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	16,406.6	17,663.0	17,853.4

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 18 of 25

Balance Sheet – Holding – Brasil Telecom Participações S.A.

R$ Million	Jun/07	Mar/08	Jun/08

CURRENT ASSETS	1,577.2	2,208.8	1,595.8

Cash, Bank Accounts and High-liquid Investments	1,336.9	1,487.0	1,377.4
Deferred Taxes	93.2	86.8	67.7
Other Recoverable Amounts	1.6	13.0	5.0
Dividends / Interest on Equity Receivable	140.1	614.3	140.1
Other	5.4	7.7	5.6

LONG TERM ASSETS	238.1	329.6	301.8

Loans and Financing	-	-	-
Deferred and Recoverable Taxes	232.7	323.9	296.0
Other	5.4	5.7	5.8

PERMANENT ASSETS	3,850.8	3,826.9	4,040.5

Investment (Net)	3,849.9	3,826.2	4,039.8
Property, Plant and Equipment (Net)	0.9	0.7	0.7
Property, Plant and Equipment (Gross)	52.5	52.5	52.5
Accumulated Depreciation	(51.6)	(51.7)	(51.8)
Intangible (Net)	0.0	0.0	0.0
Property, Plant and Equipment (Gross)	3.9	3.9	3.9
Accumulated Depreciation	(3.9)	(3.9)	(3.9)

TOTAL ASSETS	5,666.1	6,365.3	5,938.1

CURRENT LIABILITIES	253.1	1,032.2	323.6

Suppliers	0.3	0.3	0.5
Taxes and Contributions	23.6	39.7	39.7
Dividends Payable	228.9	888.1	208.0
Consignment for Third Parties	0.1	28.1	0.1
Other	0.3	76.0	75.3

LONG TERM LIABILITIES	7.6	25.3	9.2

Taxes and Contributions	3.1	20.0	5.4
Other	4.5	5.2	3.8

SHAREHOLDERS' EQUITY	5,405.3	5,307.8	5,605.3

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	306.3	266.0	266.0
Retained Earnings	2,214.4	2,157.3	2,454.7
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	5,666.1	6,365.3	5,938.1

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 19 of 25

Consolidated Cash Flow – Brasil Telecom Participações S.A.

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

OPERATING ACTIVITIES
(+) Net Income of the Period	145.5	248.3	254.4	2.5%	74.9%

(+) Minority Participation	57.7	105.1	105.2	0.0	82.3%

(+) Items with no Cash Effects	926.2	716.4	784.3	0.1	-15.3%

Depreciation and Amortization	626.6	546.4	530.2	-3%	-15.4%
Losses with Accounts Receivables	112.5	119.8	96.5	-19.5%	-14.2%
Provision for Contingencies	159.2	159.3	141.5	-11.2%	-11.1%
Provision for Pension Funds	(27.2)	32.7	0.3	-99.2%	N.A.
Deferred Taxes	55.5	(126.9)	(2.2)	-98.3%	N.A.
Taxe Recovery	-	-	-	N.A.
Results from the Write-off of Permanent Assets	(0.4)	(14.4)	(25.9)	79.8%
Gains/Losses in Investments	-	(0.4)	43.9

(-) Equity Changes	(275.3)	(516.6)	(252.6)	-51.1%	-8.2%
Clients' Accounts Receivable	(99.0)	(151.3)	(124.7)	-17.6%	26.0%
Inventories	12.4	(5.2)	(14.9)	187.6%	N.A.
Contract Retentions	-	-	-	N.A.
Personnel, Charges and Social Benefits	13.9	5.6	17.7	217.8%	27.1%
Accounts Payable and Provisioned Expenses	40.4	35.4	(103.8)	N.A.	N.A.
Taxes	68.8	(119.9)	(26.7)	-77.8%	N.A.
Financial Expenses	(62.0)	(33.0)	(45.2)	36.6%	-27.1%
Authorization for Services Exploration	(87.2)	29.8	23.3	-21.8%	N.A.
Provision for Contingencies	(109.9)	(55.7)	(69.2)	24.3%	-37.1%
Provision for Pension Funds	(73.2)	(77.8)	22.9	N.A.	N.A.
Other Assets and Liabilities' Accounts	20.5	(144.6)	67.9	N.A.	231.1%

(=) Cash Flow from Operating Activities	854.0	553.2	891.3	61.1%	4.4%

INVESTMENT ACTIVITIES
Temporary Investments	(201.0)	(212.1)	42.0	N.A.	N.A.
Funds from Sales of Permanent Assets	2.1	24.9	52.3	110.1%	N.A.
Court Deposits	(215.9)	(328.8)	(479.2)	45.7%	122.0%
Investments in Permanent Assets	(327.4)	(305.4)	(292.6)	-4.2%	-10.6%

(=) Cash Flow from Investment Activities	(742.1)	(821.4)	(677.4)	-17.5%	-8.7%

FINANCING ACTIVITIES

Dividens/Interests on Equity paid in the Period	(491.2)	(0.8)	(860.0)	N.A.	75.1%

Loans and Financing	(702.5)	(5.6)	(62.6)	N.A.	-91.1%
Loans Obtained	-	100.0	-	N.A.
Loans Paid	(702.5)	(105.6)	(62.6)	-40.7%	-91.1%

(=) Cash Flow from Financing Activities	(1,193.7)	(6.4)	(922.6)	N.A.	-22.7%

CASH FLOW OF THE PERIOD	(1,081.8)	(274.6)	(708.8)	158.1%	-34.5%

CASH, BANK ACCOUNTS and HIGH-LIQUID INVESTMENTS
Current Balance	2,842.1	3,090.0	2,381.3	-22.9%	-16.2%
Previous Balance	3,923.9	3,364.5	3,090.0	-8.2%	-21.3%

Variation	(1,081.7)	(274.6)	(708.7)	158%	-34.5%

OPERATING CASH FLOW	854.0	553.2	891.3	61.1%	4.4%

(+) Investments on Permanent Assets (includes Investment Suppliers)	(327.4)	(305.4)	(292.6)	-4.2%	-10.6%

(=) FREE CASH FLOW	526.7	247.8	598.7	141.6%	13.7%

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	64.4	117.5	205.4	74.8%	219.2%
Interest Paid on Loans and Financing	111.0	81.0	116.3	43.6%	4.8%

Brasil Telecom Participações S.A.	Page 20 of 25

Consolidated Income Statement – Brasil Telecom S.A.

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,972.9	4,106.5	4,179.1	1.8%	5.2%

FIXED TELEPHONY	2,775.3	2,849.4	2,753.7	-3.4%	-0.8%
Local Service	1,634.4	1,659.3	1,613.6	-2.8%	-1.3%
Public Telephony	140.4	134.1	120.4	-10.2%	-14.2%
Long Distance Service	727.6	763.6	713.0	-6.6%	-2.0%
Interconnection	82.4	81.4	92.2	13.3%	11.9%
Lease of Means	86.0	103.6	105.0	1.3%	22.0%
Supplementary and Value Added Services	95.9	99.5	101.6	2.1%	5.9%
Other	8.6	7.9	8.0	1.2%	-7.2%
MOBILE TELEPHONY	511.5	466.1	526.0	12.9%	2.8%
Services	428.8	426.5	466.8	9.4%	8.9%
Merchandise Sales (Handsets and Accessories)	82.7	39.5	59.2	49.8%	-28.4%
DATA COMMUNICATIONS	686.0	791.0	899.4	13.7%	31.1%

Deductions	(1,229.5)	(1,274.1)	(1,355.8)	6.4%	10.3%
NET REVENUES	2,743.3	2,832.4	2,823.3	-0.3%	2.9%

OPERATING COSTS AND EXPENSES	(1,767.8)	(1,845.9)	(1,693.4)	-8.3%	-4.2%
Personnel	(155.1)	(215.6)	(217.8)	1.0%	40.4%
Materials	(101.7)	(75.4)	(98.7)	30.8%	-3.0%
Subcontracted Services	(561.7)	(539.2)	(533.0)	-1.1%	-5.1%
Interconnection	(570.4)	(563.6)	(554.8)	-1.6%	-2.7%
Advertising and Marketing	(35.6)	(42.4)	(40.3)	-5.0%	13.3%
Provisions and Losses	(271.5)	(278.9)	(239.4)	-14.1%	-11.8%
Other	(71.7)	(130.8)	(9.4)	-92.8%	-86.9%

EBITDA	975.6	986.5	1,129.9	14.5%	15.8%
EBITDA Margin	35.6%	34.8%	40.0%	5.2 p.p.	4.5 p.p.
Depreciation and Amortization	(624.9)	(544.7)	(528.6)	-3.0%	-15.4%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	350.7	441.8	601.3	36.1%	71.5%

Financial Result	(61.9)	(247.2)	(61.8)	-75.0%	-0.1%
Financial Revenues	95.3	168.0	123.7	-26.4%	29.8%
Financial Expenses	(157.2)	(170.2)	(185.5)	9.0%	18.0%
Interest on Equity	-	(245.0)	-	N.A.	N.A.

EARNINGS AFTER FINANCIAL RESULT	288.7	194.6	539.5	177.3%	86.8%

Non-Operating Revenues (Expenses)	2.2	2.7	(31.8)	N.A.	N.A.
Goodwill Amortization	(0.0)	-	-	N.A.	N.A.
Other	2.2	2.7	(31.8)	N.A.	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	290.9	197.2	507.7	157.4%	74.5%

Income and Social Contribution Taxes	(114.5)	(51.3)	(186.3)	263.5%	62.8%

EARNINGS BEFORE PROFIT SHARING	176.5	146.0	321.4	120.2%	82.1%

Minority Interest	(0.4)	0.8	(0.1)	N.A.	-78.1%

EARNINGS BEFORE REVERSION OF INTEREST ON EQUITY	176.1	146.8	321.3	118.9%	82.4%

Reversion of Interest on Equity	-	245.0	-	N.A.	N.A.

NET INCOME	176.1	391.8	321.3	-18.0%	82.4%

Net Income/shares - R$	0.3218	0.7159	0.5869	-18.0%	82.4%
Net Income/ADR - US$	0.5250	1.2125	1.0067	-17.0%	91.8%

Brasil Telecom Participações S.A.	Page 21 of 25

Consolidated Balance Sheet – Brasil Telecom S.A.

R$ Million	Jun/07	Mar/08	jun/08

CURRENT ASSETS	5,346.4	6,236.8	5,889.2

Cash, Bank Accounts and High-liquid Investments	1,505.2	2,087.7	1,496.9
Temporary Investments	200.8	201.2	205.6
Governament Title	-	54.9	-
Accounts Receivables (Net)	2,144.2	2,221.2	2,249.4
Deferred and Recoverable Taxes	1,018.3	1,003.4	1,196.7
Other Recoverable Amounts	328.9	512.3	587.5
Inventory	36.7	37.9	52.7
Contractual Retentions	-	-	-
Other	112.4	118.2	100.5

LONG TERM ASSETS	2,047.0	2,874.4	3,324.5

Loans and Financing	6.9	6.0	5.8
Deferred and Recoverable Taxes	1,364.5	1,479.0	1,591.4
Other	675.6	1,389.4	1,727.3

PERMANENT ASSETS	7,315.0	6,611.9	6,877.6

Investment (Net)	268.9	156.2	122.3
Property, Plant and Equipment (Net)	5,859.7	5,304.0	5,245.7
Property, Plant and Equipment (Gross)	26,257.1	26,956.0	27,253.3
Accumulated Depreciation	(20,397.4)	(21,652.0)	(22,007.6)
Intangible (Net)	1,073.5	1,049.5	1,429.2
Property, Plant and Equipment (Gross)	2,427.0	2,650.0	3,131.7
Accumulated Depreciation	(1,353.5)	(1,600.5)	(1,702.6)
Deferred Assets (Net)	112.9	102.2	80.5

TOTAL ASSETS	14,708.4	15,723.1	16,091.3

CURRENT LIABILITIES	3,957.1	4,448.9	4,492.9

Loans and Financing	782.6	514.2	521.4
Suppliers	1,293.3	1,376.1	1,409.0
Taxes and Contributions	981.5	858.8	1,022.4
Dividends Payable	276.7	974.3	270.4
Provisions	191.6	257.6	311.9
Salaries and Benefits	129.0	120.0	161.6
Consignment for Third Parties	108.1	116.8	126.9
Authorization for Services Exploration	71.9	100.0	522.2
Other	122.4	131.1	147.1

LONG TERM LIABILITIES	5,066.8	5,612.6	5,604.4

Loans and Financing	3,520.3	3,830.1	3,715.1
Provisions	1,137.0	1,287.8	1,292.7
Taxes and Contributions	83.8	197.9	244.1
Authorization for Services Exploration	221.7	183.3	184.6
Other	104.0	113.5	167.9

DEFERRED INCOME	-	-	-

MINORITY INTEREST	11.0	7.6	(2.7)

SHAREHOLDERS' EQUITY	5,673.4	5,654.0	5,996.8

Capital Stock	3,470.8	3,470.8	3,470.8
Capital Reserves	1,482.6	1,483.2	1,483.5
Profit Reserves	309.3	349.2	349.2
Retained Earnings	565.4	504.4	846.2
Treasury Shares	(154.7)	(153.5)	(152.9)

TOTAL LIABILITIES	14,708.4	15,723.1	16,091.3

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 22 of 25

Cash Flow – Brasil Telecom S.A.

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

OPERATINH ACTIVITIES
(+) Net Income of the Period	176.1	321.4	321.3	0.0%	82.4%

(+) Minority Participation	0.4	(0.8)	0.1	N.A.	-77.8%

(+) Items with no Cash Effects	892.7	767.2	743.3	(0.0)	-16.7%

Depreciation and Amortization	624.9	544.7	528.6	-3%	-15.4%
Losses with Accounts Receivables	112.5	119.8	96.5	-19.5%	-14.2%
Provision for ContinHencies	159.0	159.0	142.9	-10.1%	-10.1%
Provision for Pension Funds	(27.2)	32.7	0.3	-99.2%	N.A.
Deferred Taxes	23.4	(88.1)	(31.5)	-64.3%	N.A.
Results from the Write-off of Permanent Assets	0.1	(0.9)	6.5	N.A.	N.A.

(-) Equity ChanHes	(247.2)	(551.4)	(294.1)	-46.7%	19.0%
Clients' Accounts Receivable	(99.0)	(151.3)	(124.7)	-17.6%	26.0%
Inventories	12.4	(5.2)	(14.9)	187.6%	N.A.
Contract Retentions	-	-	-	N.A.	N.A.
Personnel, CharHes and Social Benefits	13.9	5.6	17.7	217.7%	27.1%
Accounts Payable and Provisioned Expenses	40.5	29.8	(515.4)	N.A.	N.A.
Taxes	98.5	(160.5)	(47.3)	-70.5%	N.A.
Financial Expenses	(62.0)	(33.0)	(45.2)	36.6%	-27.1%
Authorization for Services Exploration	(87.2)	29.8	423.6	N.A.	N.A.
Provision for ContinHencies	(109.9)	(55.7)	(69.2)	24.3%	-37.1%
Provision for Pension Funds	(73.2)	(77.8)	22.9	N.A.	N.A.
Other Assets and Liabilities' Accounts	18.8	(133.1)	58.4	N.A.	210.5%

(=) Cash Flow from OperatinH Activities	822.0	536.4	770.5	43.7%	-6.3%

INVESTMENT ACTIVITIES
Temporary Investments	(201.0)	(202.8)	50.3	N.A.	N.A.
Funds from Sales of Permanent Assets	2.1	8.7	14.2	63.4%	N.A.
Court Deposits	(215.8)	(320.1)	(461.4)	44.2%	113.8%
Investments in Permanent Assets	(327.4)	(305.4)	(253.4)	-17.0%	-22.6%

(=) Cash Flow from Investment Activities	(742.0)	(819.6)	(650.3)	-20.7%	-12.4%

FINANCINH ACTIVITIES

Dividens/Interests on Equity paid in the Period	(350.9)	(0.6)	(683.4)	N.A.	94.8%

Loans and FinancinH	(702.5)	(5.6)	(62.6)	N.A.	-91.1%
Loans Obtained	-	100.0	-	N.A.	N.A.
Loans Paid	(702.5)	(105.6)	(62.6)	-40.7%	-91.1%

(=) Cash Flow from FinancinH Activities	(1,053.4)	(6.2)	(746.0)	N.A.	-29.2%

CASH FLOW OF THE PERIOD	(973.4)	(289.4)	(625.8)	116.3%	-35.7%

CASH, BANK ACCOUNTS and HIHH-LIQUID INVESTMENTS
Current Balance	1,505.2	2,087.7	1,496.9	-28.3%	-0.6%
Previous Balance	2,478.6	2,377.0	2,087.7	-12.2%	-15.8%
Variation	(973.4)	(289.4)	(590.8)	104%	-39.3%

OPERATINH CASH FLOW	822.0	536.4	770.5	43.7%	-6.3%
(+) Investments on Permanent Assets (includes Investment Suppliers)	(327.4)	(305.4)	(253.4)	-17.0%	-22.6%

(=) FREE CASH FLOW	494.7	231.0	517.2	123.9%	4.5%

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	64.4	108.2	205.4	89.8%	2.2
Interest Paid on Loans and FinancinH	111.0	81.0	116.3	43.6%	4.8%

Brasil Telecom Participações S.A.	Page 23 of 25

Income Statement – BrT Móvel

R$ Million	2Q07	1Q08	2Q08	Δ Quarter	Δ 12 Months

GROSS REVENUES	609.1	576.8	627.2	8.7%	3.0%
Services	526.4	537.2	567.9	5.7%	7.9%
Subscription	113.7	97.1	98.4	1.3%	-13.5%
Utilization	128.7	135.8	151.9	11.8%	18.0%
Interconnection	246.5	261.3	272.7	4.4%	10.6%
Other Revenues	11.3	9.3	9.1	-2.0%	-19.5%
Data Communications	26.2	33.7	35.8	6.5%	36.8%
Merchandise Sales (Handsets and Accessories)	82.7	39.5	59.2	49.8%	-28.4%
Deductions	(179.6)	(150.7)	(164.4)	9.1%	-8.4%

NET REVENUES	429.6	426.1	462.8	8.6%	7.7%
Services	380.5	397.9	422.5	6.2%	11.0%
Merchandise Sales	49.1	28.1	40.3	43.3%	-17.8%

OPERATING COSTS AND EXPENSES	(424.4)	(411.4)	(433.6)	5.4%	2.2%
Personnel	(17.8)	(17.1)	(18.8)	9.9%	5.6%
Materials	(78.8)	(56.7)	(81.4)	43.5%	3.3%
Subcontracted Services	(90.6)	(99.5)	(87.9)	-11.6%	-3.0%
Interconnection	(146.6)	(145.8)	(143.6)	-1.5%	-2.1%
Advertising and Marketing	(17.2)	(12.6)	(19.0)	51.3%	10.5%
Provisions and Losses	(20.5)	(21.4)	(13.9)	-34.9%	-31.8%
Other	(52.9)	(58.2)	(68.9)	18.4%	30.3%

EBITDA	5.2	14.7	29.2	98.8%	462.3%
EBITDA Margin	1.2%	3.4%	6.3%	2.9 p.p.	5.1 p.p.
Depreciation and Amortization	(95.2)	(107.4)	(114.3)	6.4%	20.0%

EARNINGS BEFORE FINANCIAL RESULT	(90.0)	(92.7)	(85.1)	-8.2%	-5.5%

Financial Result	17.2	25.8	24.2	-6.2%	40.7%
Financial Revenues	25.8	41.3	44.9	8.8%	73.9%
Financial Expenses	(8.6)	(15.5)	(20.7)	33.9%	139.9%

EARNINGS AFTER FINANCIAL RESULT	(72.8)	(66.9)	(60.9)	-9.0%	-16.4%

Non-Operating Revenues (Expenses)	1.3	(0.0)	0.9	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUION TAXES	(71.6)	(66.9)	(59.9)	-10.4%	-16.2%

Income and Social Contribution Taxes	23.7	22.5	20.2	-10.2%	-14.7%

NET EARNINGS (LOSSES)	(47.9)	(44.4)	(39.8)	-10.5%	-17.0%

Brasil Telecom Participações S.A.	Page 24 of 25

Glossary

3G: Third generation of technology for mobile telephony, which represents an evolution in the existing CDMA and GSM technologies. 3G technology allows for a higher-speed connection than what is currently offered, reaching the same level as a broadband connection and permitting a variety of value added services, especially those that rely on internet connections.

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to fully optical networks.

ARPU: Average Revenue per User, an indicator used in the telecom industry

CAPEX: Capital Expenditure. The investments made by a company.

Churn: Percentage of cancellations during a determined period out of the average client base in the same period.

EBITDA: Do Earnings Before Interest, Taxes, Depreciation and Amortization.

FINANCIAL LEVERAGE RATIO: Net Debt / EBITDA.

GSM: Global System for Mobile communications. GSM is the world’s most widely used mobile telephony technology and allows users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there are constant technological advances.

IoE (Interest on Equity): Shareholder remuneration option, calculated on shareholders’ equity and limited, for tax purposes, to the variation in the long-term interest rate (TJLP). The tax benefit is due to the reduction in the calculation base used for income tax and social contribution tax on net income, given that interest on equity represents a deductible expense in the calculation of these taxes. IoE payments are subject to withholding tax at 15%. Interest on equity may be paid as part of statutory dividends, net of withholding tax.

LES: Lines in Service. All the lines in a network that are effectively being used.

SAC: Subscriber Acquisition Cost, the average amount spent by a company to acquire a new subscriber

TUP: Public phones.

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans", "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom Participações S.A.	Page 25 of 25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.